
MAKKU

SOOL (MAKKU)

Bringing Korean Alcohol mainstream

drinksool.com New York

Female Founder | Alcohol & Vice | Food & Beverage | Retail | B2C

Highlights

1 Based on H2 2023 data, #1 fastest growing import brand, #6 fastest growing craft beer brand in NY

2 Sold over 3,300,000 cans since launch

3. Gross margins of 40%, marketing expense < 10%, projecting profitability in 2025

4. US distribution in 1,400 accounts across 23 States

5. Landed retail chain placements including Whole Foods, Total Wine, Bevmo and Wegmans

6. Experienced founder and team of alcohol industry professionals from AB InBev and Constellation

7. Founder, Carol Pak, was named Food & Wine's 2023 Drinks Innovator of the Year (1 of 9)

Our Team



Carol Pak CEO

Previously with ZX Ventures (AB InBev) and led the commercialization of a new alcoholic beverage brand in China.



Rosemary Bang Operations Director

Previously at Deloitte



Cj Meinecke Sales Director

Over 10 years of sales experience in the industry, including Constellation and SweetWater Brewing



Elizabeth Yik Creative Lead

Previously at Dive Studios



Ashley Chae Social Media Coordinator

Bringing Korean Alcohol mainstream

At Sool, our mission is to introduce Korean alcohol in an accessible and inclusive way.

Over the last 4 years, we've sold over 3,300,000 cans to thousands of customers - many of you whom we've met. From retail demos, to virtual samplings, to events, to customer calls and surveys, we've taken a grassroots approach to build Makku on the foundation of a supportive, loyal, and inspiring community base.

Now that we've proven a market for Makku, it's time to bring it to a broader audience! We invite you to join our journey as an investor and owner.


MÀKKU
BORN IN NYC
BREWED IN

SOOL

BRINGING KOREAN ALCOHOL MAINSTREAM

OUR STORY

An Authentic, Modern Revival Rooted In Tradition



In 2016, Carol visited Korea and went to a makgeolli bar. She discovered the depth, breadth, and culture around makgeolli, a traditional Korean alcohol.

The makgeolli in Korea tasted noticeably better than the makgeolli available in the US. Carol found that imported US makgeolli brands were made with rice flour and flavorings (rather than real steamed rice), and were filled with artificial flavors and sweeteners. This led to a thin flavor profile and bitter aftertaste.

Given makgeolli's approachable characteristics- low alcohol, bubbly, delicious and refreshing, Carol was inspired to introduce authentic makgeolli to the US, where there is a growing interest in Korean culture.

Back at home, Carol started brewing makgeolli with her mom in New York and **Màkku was born – A modern makgeolli made with real steamed rice and all natural ingredients.**

Makgeolli is a centuries-old Korean alcohol, always present at Korean holidays and celebrations.

In the past decade, there's been a strong

BACKGROUND

Makgeolli: Korea's oldest alcoholic beverage

resurgence of makgeolli sales in Korea, **growing at a 6.1% CAGR from 2021-2025, with an estimated $780M in domestic sales for 2025.**[1]

The New York Times

"Industry experts say that the new demand for makgeolli is largely driven by young Korean professionals who see the drink — once known mainly as a tipple for Korean farmers — as a marker of cosmopolitan refinement. Mr. Huh described its appeal as "newtro," popular slang in South Korea that combines the words "new" and "retro."[3]

Seeing growth in traditional Korean alcohol exports, **the Korean government is planning to revamp Korea's liquor sector and capitalize on the Hallyu wave. "One of the most important products to consider here is makgeolli."**[2]

SOURCES : 1 2 3

MAKKU

AMERICA'S 1st CRAFT MAKGEOLLI,
A KOREAN RICE BEER

A modern take on makgeolli, a traditional Korean alcohol made from rice. Makku has a smooth, creamy body, with light bubbles and a hint of sweetness.

Import Beer, 6% Alcohol By Volume

ORIGINAL · BLUEBERRY · PASSION FRUIT · MANGO




All Natural Ingredients
Gluten Free
MAKKU
Original
막걸리
Premium Makgeolli
12 FL. OZ. (355mL) 6% Alc. / Vol.

NEW YORK INTL BEER COMPETITION 2021 DOUBLE GOLD WINNER

- MADE IN KOREA
- ALL NATURAL
- GLUTEN FREE
- 100% VEGAN

Creamy, smooth, sparkling, & slightly sweet, Makku is a new beer alternative.

ALCOHOL OCCASIONS

	HEALTH IN MIND	RELAX & UNWIND	MEAL COMPANION	SOCIAL BONDING	SMALL INDULGENCE	BIG BUZZ
0% ABV — LIGHT, REFRESHING, LOW ABV (Alcohol by Volume)	Light Beer/Hard Seltzers, Hard Kombuchas, Hard Tea					
		Makku/Beer/Beer Alternatives	Makku/Beer/Beer Alternatives	Makku/Beer/Beer Alternatives	Makku/Beer/Beer Alternatives	

		Wine	Wine, Soju, Sake	Wine, Soju	Cocktails	
SPIRIT FORWARD, HIGH ABV (Alcohol by Volume) 40% ABV		Spirits	Spirits			Spirits

SOOL

MÀKKU MOMENTS

Relax & Unwind

Meal Companion

Social Bonding


perfect summer night.
MAKKU
best way to end the day
Simple and perfect
... and winding up with @drinkmakku

SOOL

OUR VISION

Building the Next Iconic Korean Alcoholic Beverage Brand



HITEJINRO 하이트진로음료

EST. 1924 REVENUE: $2B

↓



오비맥주 Oriental Brewery Co.

EST. 1994 REVENUE: $1.2B

↓



SOOL

EST. 2019

SOOL

K-beauty, K-dramas, K-pop, Kimchi.

Korean alcohol is next in line to ride Hallyu, the Korean cultural wave sweeping across the globe and influencing consumer behavior.

Hallyu (The Korean Wave) is a Global Phenomenon







Interbrand Best Global Brands 2022

2012
'Gangnam Style' becomes the most-watched video on YouTube ever

2014
Korea beauty product exports ($1.067B) exceeds imports ($978M).[1]

9 years later, **K-beauty is a $6.5B export industry, ranking fourth in the world.**[2]

2017
The # of overseas **Korean restaurants increases 262%** from 2009, with a clientele that is more than 75% non-Korean.[3]

2020
"Parasite" takes home **Oscar for best picture**

2021
BTS' Butter Music Video becomes the **fastest video in YouTube history to surpass 10M views** – doing so in just 13 minutes.[4]

2022
Squid Game, the **most watched show in Netflix history,** is nominated for 7 Emmy Awards, bringing home 2 of them.

2022
Korean language is one of the fastest growing in the world and the 7th most-studied language on Duolingo, the learning app with over 500M users.[5]

2023
Samsung, Hyundai and Kia are amongst the **Top 100 most valuable brands in the world.**[6]

Just 70 years after the end of the Korean War, **Korea is the 10th largest economy in the world.**[7]

SOURCES : 1 2 3 4 5 6 7

SOOL

And makgeolli is next to get onboard the Hallyu Wave

The New York Times — " Makgeolli has become a cosmopolitan sensation over the past decade... "

한국일보 THE KOREA TIMES — " Kooksoondang makgeolli exports hit record hit in 2022... "

CNN — " Makgeolli: How Korean rice wine is stepping out of Soju's

Travel

shadow… ”

daily meal

“ Korea’s oldest alcoholic beverage is coming back to life in the US… ”

Brand Pillars

WOMAN & ASIAN OWNED


2023
CAROL PAK

HERITAGE PRODUCT FROM KOREA


drinkmakku

COMMUNITY DRIVEN


Posts
drinkmakku
CRUSHED IT
$ 124K
4 HRS

Since launching..

Sold into 1,400 accounts across 23 States

WHOLE FOODS MARKET · Wegmans · Total Wine & MORE · H MART · gopuff · BevMo!

DRIZLY — Ranked as the 5th Best Selling AAPI-Owned Brand in 2021 & 2022

FOOD & WINE — Named as 1 of 9 Drinks Innovators in 2023

Sold over 3,300,000 cans


Data
Top 10 AAPI-Owned Brands
BevAlc Insights

2022	2021
1. Teremana	1. Teremana
2. 90+ Cellars	2. 90+ Cellars
3. Skrewball	3. Skrewball
4. Two Robbers	4. Two Robbers
5. Makku	5. Makku
6. Te Pa Wines	6. Mija Sangria
7. Lunar Hard Seltzer	7. Yobo
8. Kasama Rum	8. Erstwhile Mezcal
9. Yobo	9. Te Pa Wines
10. Mija Sangria	10. Kasama Rum

Based on Nielsen, Màkku is the 6th Fastest Growing* Independent Craft Beer Brand in NY

Nielsen Brand Families	$ Sales TY	$ Sales LY	Pct Change $ vs LY	$ Sales Change vs LY
Prison City	$310,146.28	$2,452.70	12545.09%	$307,693.58
Blake's Hard Cider Co	$304,089.64	$14,844.90	1948.45%	$289,244.74
Vita Malt	$8,398.54	$631.19	1230.59%	$7,767.35
Sober Carpenter	$3,529.07	$303.63	1062.29%	$3,225.44
Abomination Brewing Company	$3,618.25	$358.41	909.53%	$3,259.84
Màkku	**$86,389.02**	**$9,485.34**	**810.76%**	**$76,903.68**
Hudson Valley Brewery	$17,576.39	$2,023.08	768.79%	$15,553.31
Return Brewery	$8,038.65	$984.21	716.76%	$7,054.44
Kill Boro	$3,141.57	$397.48	690.37%	$2,744.09
Artisan Brew Works	$6,398.89	$881.66	625.78%	$5,517.23
TOTAL	**$591,058,936.84**	**$585,910,324.64**	**0.88%**	**$5,148,612.20**

*Nielsen is a Leading Provider of Retail Scan Data. In H2 2023 – Màkku is the 6th fastest growing existing brand by percentage growth vs LY

SOOL

2023 Retail Chain Placements


BevMo!
Wegmans

KEY MARKETS:
NY, NJ, CA, WA, MA, DMV

Total Wine & More — 2022/2023

Secured authorization on all 4 skus in 2022

In 2023, we expanded distribution in 10+ states

↓

Whole Foods Market — JUNE 2023

National display program secured in 100+ stores across 18 states

Core planogram placements secured in 8 states

↓

BevMo! — AUG 2023

Original and Mango rolled out to 40+ stores across California

↓

Wegmans — SEP 2023

All 4 skus rolled out to 50+ stores across New York City and Western New York

SOOL





Màkku spotted
@wholefoods
UNFILTERED RICE BEER, 6% ABV MANGO MAKGEOLLI
MAKKU SPOTTED
@WHOLEFOODS

Case Study: Our success in Whole Foods shows Makku's mainstream viability

- Whole foods expansion across 18 states for June programming
- Landed 224 total stores
- All existing SKUs up over 300% net sales YOY L12W
- Secured second national programming for Jan '24 (Lunar New Year)

SOOL

2024 Focus: Retail Chain Expansion

Initial chain store sales provides syndicated data for Makku to expand in other retail chains.

We will continue targeting retailers who seek innovative, diverse, authentic, and premium products and/or have a strong Asian product selection.

EXPANSION (Q1-2)

Wegmans, Whole Foods Market, Total Wine & More, Key Food, BevMo!, Foodtown, Food Bazaar Supermarket, C-Town, Fairway

FUTURE TARGETS

Trader Joe's, Costco Wholesale, Target, Kroger, Ralphs

SOOL



THE

MAKKU DIFFERENCE


MAKKU

SOOL

OUR BRAND

A Heritage Product with Unique Positioning and Appeal

- A creamy, smooth liquid, with a subtle sweetness and light fizz. Light, refreshing and delicious!
- A Korean cultural icon, with over 2,000 years of history
- Pairs well with Asian cuisine, Asian flavors, rice dishes and spicy dishes
- A staple for inclusive Asian Celebrations *(i.e., Lunar New Year, AAPI Heritage Month, Mid Autumn Festival)*

SOOL

LEANING INTO K-CULTURE


What questions do you have for our special guest Michelle?
K-EDITS
KOREAN MUSIC & CURATED GOODS
H MART
MICHELLE ZAUNER
Enjoying a @drinksool for the premiere of Pachinko



SOOL

Our earliest adopters choose Makku for its unique, delicious taste, and our deep Korean heritage

- Asian Americans
- K-Culture Lovers
- Sweet Drink Lovers
- Explorers


Newly discovered favorite drink!
This is
Oh, @drinkmakku, you're delicious.
I'm converted.
Seltzers have nothing on unfiltered rice beer by @drinkmakku
still an unofficial spokesperson of @drinkmakku
Blueberry makgeolli from @drinkmakku. Super tasty stuff
MAMMA KIM approves
The goat @drinkmakku
GOAT

SOOL

Our flavors


MAKKU

ORIGINAL

INGREDIENTS	Water, Rice, Cane Sugar, Rice Nuruk, Carbon Dioxide, Yeast
CALORIES	170
TASTING NOTES	Delicate aromas of white blossom, Crème fraîche, freshly steamed rice, banana, and melon


MAKKU

BLUEBERRY

INGREDIENTS	Water, Rice, Cane Sugar, Blueberry Concentrate, Rice Nuruk, Carbon Dioxide, Yeast
CALORIES	190
TASTING NOTES	Aromas of delicate violet, freshly picked blueberries with a touch of minty freshness


MAKKU

PASSION FRUIT

INGREDIENTS	Water, Rice, Cane Sugar, Passion Fruit Concentrate, Rice Nuruk, Carbon Dioxide, Yeast
CALORIES	190
TASTING NOTES	Fragrance of yellow flower bouquet, fresh passion fruit, and Greek yogurt


MAKKU

MANGO

INGREDIENTS	Water, Rice, Cane Sugar, Mango Concentrate, Rice Nuruk, Carbon Dioxide, Yeast
CALORIES	170
TASTING NOTES	Intense aromas of sweet and ripe mango with crème fraîche

SOOL

A sneak peek at our can updates

Expanding consumer education using our cans



MÀKKU
ORIGINAL
All Natural Ingredients
Gluten Free
TASTING NOTES
Steamed Rice
Banana
Melon
Creme Fraiche
PROUDLY BREWED IN KOREA
Dating back to the Three Kingdom Era (37BC), makgeolli is a traditional Korean alcohol brewed with steamed rice.
After falling in love with makgeolli during a trip to Korea, Carol and her mom started brewing together, and Màkku was born.
Learn more at drinksool.com
drinkmakku
Nutrition Facts
SHAKE ME

We are raising funds to support brand expansion

PRODUCT

New Flavor

Variety Packs

MARKETING

Digital Marketing

Trade Marketing

Influencer Marketing

Brand Partnerships

Sponsorships

SALES

Sales Team Expansion

Retail Chain Support

Distributor Support

Brand Ambassador Program



Who Can Invest?

Anyone* in the world is able to invest with just $100 USD.

*Three provinces in Canada barr their residents from investing via American Crowdfunding: Quebec, Alberta, and Ontario.

SOOL

TEAM



Carol Pak
FOUNDER & CEO
ABInBev
Columbia Business School



Rosemary Bang
OPERATIONS DIRECTOR
Deloitte.



CJ Meinecke
SALES DIRECTOR
Constellation Brands
SweetWater



Elizabeth Yik
CREATIVE LEAD
DIVE STUDIOS
MINDSET



Ashley Chae
SOCIAL MEDIA COORDINATOR
THE NEW SCHOOL PARSONS

SOOL

PRESS

Forbes
Condé Nast Traveler
The New York Times
FOOD52
GOURMET insider
BUSINESS INSIDER
THRILLIST
EATER


"An experience, a taste of history, and a celebration of craft."
MAKKU


REFINERY29
New York
SOOL
25


THANK YOU
MÀKKU
MAKKU
MÀKKU
MÀKKU
SOOL
26

Downloads

[Sool WeFunder 2024 (2).pdf]